SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                    FORM 11K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT of 1934 (FEE REQUIRED) for the fiscal year ended July 31, 1996 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 (NO FEE REQUIRED) for the transition period from _______________ to _________________

COMMISSION FILE NUMBER 1-7891

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             DONALDSON COMPANY, INC.
                              1400 WEST 94TH STREET
                          MINNEAPOLIS, MINNESOTA 55431


                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                              Financial Statements


                       Years ended July 31, 1996 and 1995




                                    CONTENTS

Report of Independent Auditors...............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statements of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements................................................6
Item 27(a)--Assets Held for Investment Purposes.............................11
Item 27(d)--Schedule of Reportable Transactions.............................12




                         Report of Independent Auditors


Administrative Committee
Donaldson Company, Inc. Employees' Retirement
    Savings Plan

We have audited the accompanying statements of net assets available for benefits of Donaldson Company, Inc. Employees' Retirement Savings Plan as of July 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at July 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of July 31, 1996 and schedule of reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.


                                      /s/ Ernst & Young LLP


November 27, 1996




                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                 Statements of Net Assets Available for Benefits



                                                JULY 31
                                          1996           1995
                                      ---------------------------

Cash                                  $      --       $ 1,504,057
Employee contribution receivable          155,980            --

Investments at fair value:
   Mutual funds                        47,138,916      37,672,952
   Donaldson stock                     12,447,111      12,859,929
                                      -----------     -----------
Total investments                      59,742,007      52,036,938

Participant loans                       2,034,683       1,635,557
Accrued interest                             --             7,180
                                      -----------     -----------
Net assets available for benefits     $61,776,690     $53,679,675
                                      ===========     ===========

SEE ACCOMPANYING NOTES.




                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                     ------------------------------------------------------------
                                                                              FIDELITY
                                                     --------------------------------------------
                                         FIXED                                          EQUITY
                                        INCOME         MAGELLAN         CONTRA          INCOME
                                         FUND            FUND            FUND            FUND
                                     ------------    ------------    ------------    ------------
Additions:
   Contribution from employer        $       --      $      7,671    $      1,249    $      7,971
   Contribution from employees               --           994,969         496,615       1,672,999
   Investment income                         --           908,412         286,793       1,224,828
   Loan repayments                           --            84,328          31,087         215,291
                                     ------------    ------------    ------------    ------------
                                             --         1,995,380         815,744       3,121,089
Deductions:
   Payments to participants               664,093          89,894          74,287         302,619
   Loan withdrawals                       214,974         113,458          40,165         377,524
   Miscellaneous                             --              --              --              --
   Administration fees                      1,523             851              81             586
                                     ------------    ------------    ------------    ------------
                                          880,590         204,203         114,533         680,729

Interfund transfers (net)              (4,554,873)      3,584,175       2,655,903        (906,126)
Realized/unrealized appreciation
   (depreciation) of investments        1,023,306        (927,326)       (141,559)      1,377,051
                                     ------------    ------------    ------------    ------------
Net increase (decrease)                (4,412,157)      4,448,026       3,215,555       2,911,285

Net assets available for benefits:
   Beginning of year                   20,900,636            --              --        16,771,885
                                     ------------    ------------    ------------    ------------
   End of year                       $ 16,488,479    $  4,448,026    $  3,215,555    $ 19,683,170
                                     ============    ============    ============    ============



                       [WIDE TABLE CONTINUED FROM ABOVE]

                                               YEAR ENDED JULY 31, 1996
                                    -----------------------------------------------------------------------------------------------

                                    -----------------------
                                                    MANAGED
                                                    INCOME     DONALDSON
                                      OVERSEAS     PORTFOLIO     STOCK        CASH FLOW    UNALLOCATED      LOAN
                                        FUND         FUND        FUND           FUND          FUND          FUND           TOTAL
                                    -----------------------------------------------------------------------------------------------
Additions:
   Contribution from employer       $       607  $    12,479  $     19,708   $      --     $     --     $       --     $     49,685
   Contribution from employees          214,958    1,481,450     1,611,495          --        155,980           --        6,628,466
   Investment income                     16,568      116,063        35,820          --           --             --        2,588,484
   Loan repayments                       18,645      218,778       202,213          --           --         (770,342)          --
                                    -----------  -----------  ------------   -----------   ----------   ------------   ------------
                                        250,778    1,828,770     1,869,236          --        155,980       (770,342)     9,266,635
Deductions:
   Payments to participants               9,007       52,131       296,204        65,837         --           52,481      1,606,553
   Loan withdrawals                      17,376       90,752       342,208          --           --       (1,196,457)          --
   Miscellaneous                           --           --            --            --           --            2,534          2,534
   Administration fees                     --            188         6,351          --           --             --            9,580
                                    -----------  -----------  ------------   -----------   ----------   ------------   ------------
                                         26,383      143,071       644,763        65,837         --       (1,141,442)     1,618,667

Interfund transfers (net)               734,461      614,733      (868,480)   (2,923,376)        --        1,663,583           --
Realized/unrealized appreciation
   (depreciation) of investments         44,397         --        (926,822)         --           --             --          449,047
                                    -----------  -----------  ------------   -----------   ----------   ------------   ------------
Net increase (decrease)               1,003,253    2,300,432      (570,829)   (2,989,213)     155,980      2,034,683      8,097,015

Net assets available for benefits:
   Beginning of year                       --           --      13,017,941     2,989,213         --             --       53,679,675
                                    -----------  -----------  ------------   -----------   ----------   ------------   ------------
   End of year                      $ 1,003,253  $ 2,300,432  $ 12,447,112   $      --     $  155,980   $  2,034,683   $ 61,776,690
                                    ===========  ===========  ============   ===========   ==========   ============   ============



                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

     Statements of Changes in Net Assets Available for Benefits (continued)

                                                              YEAR ENDED JULY 31, 1995
                                     --------------------------------------------------------------------------
                                                                       FIDELITY
                                          FIXED                         EQUITY        DONALDSON
                                         INCOME        CASH FLOW        INCOME          STOCK
                                          FUND           FUND            FUND            FUND          TOTAL
                                     --------------------------------------------------------------------------
Additions:
   Contribution from
     employees                       $       --      $  4,582,545    $       --     $       --     $  4,582,545
   Investment income                      789,948         143,511       1,104,530        134,022      2,172,011
                                     ------------    ------------    ------------   ------------   ------------
                                          789,948       4,726,056       1,104,530        134,022      6,754,556
Deductions:
   Payments to participants             2,023,912        (480,836)        352,186        269,505      2,164,767
                                     ------------    ------------    ------------   ------------   ------------
                                        2,023,912        (480,836)        352,186        269,505      2,164,767

Interfund transfers (net)               1,355,172      (4,702,786)        810,415      2,537,199           --
                                                                                       1,160,955      1,160,955
Realized/unrealized appre-
   ciation (depreciation) of
   investments                            406,579          87,304       1,502,260           --        1,996,143
                                     ------------    ------------    ------------   ------------   ------------
Net increase (decrease)                   527,787         591,410       3,065,019      3,562,671      7,746,887

Net assets available for
  benefits:
     Beginning of year                 20,372,849       2,397,803      13,706,866      9,455,270     45,932,788
                                     ------------    ------------    ------------   ------------   ------------
     End of year                     $ 20,900,636    $  2,989,213    $ 16,771,885   $ 13,017,941   $ 53,679,675
                                     ============    ============    ============   ============   ============

SEE ACCOMPANYING NOTES.




                             Donaldson Company, Inc.

                       Employees' Retirement Savings Plan

                          Notes to Financial Statements

                                  July 31, 1996


1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Investments are recorded at current value. Securities which are traded on a national securities exchange are valued at the last reported sales price of the year. The market value of the units of participation in collective investment funds is based on the fair market value of the underlying investments.

The change in the difference between current value and the cost of investments is reflected in the statement of changes in net assets available for benefits as unrealized appreciation (depreciation) of investments.

The net gain (loss) on the sale of investments is the difference between the proceeds received and the historical average cost of investments sold. For purposes of complying with the Department of Labor's requirements for preparing Form 5500, the Company determines net gain based on a revalued, rather than historical, cost.

EXPENSES

Except for investment management fees, Donaldson Company, Inc. (the Plan's sponsor) pays all Plan related expenses including legal, accounting and other services.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1995 statements to conform with the 1996 presentation.


2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan sponsored by Donaldson Company, Inc. The Plan allows employee contributions to the Plan through payroll deductions of 1% to 10% of their salary. Employees are 100% vested in their accounts at all times.

The Plan sponsor can elect to make employer contributions. The employees of the Rensselaer plan receive an employer contribution that is a percentage of the ratio of the participant income. The percentage is tied to the performance of the Rensselaer plant. Participants are 100% vested at the time of the contribution.

Amounts contributed to the Plan are invested in one of seven investment options. Participants may choose between the following investment alternatives:

      * FIDELITY EQUITY INCOME FUND: Monies are invested in a mutual fund managed by Fidelity Management & Research Company. The fund invests in a diversified portfolio of common stocks which have above average dividend yields and potential for capital appreciation.

      * FIXED INCOME FUND: Monies are invested in common collective funds. One of the funds is managed by IDS Trust Company and the other by US Trust Company. The Fixed Income Fund is designed to be a secure investment that will earn a relatively stable rate of interest. Effective August 1, 1995, participants can no longer contribute to this fund.

      * DONALDSON COMMON STOCK FUND: Monies are invested in the common stock of Donaldson Company, Inc. This investment option is presented to provide participants with the opportunity to invest in the future growth of the Company.

      * FIDELITY MANAGED INCOME PORTFOLIO FUND: Monies are invested in a portfolio of investments consisting primarily of investment contracts issued by high quality financial institutions. The fund's objective is to earn a competitive level of income with preservation of capital. The portfolio carries a low-to-moderate level of investment risk in return for low-to-moderate earnings potential.

      * FIDELITY CONTRAFUND: Monies are invested in foreign and domestic common stocks of companies that the fund's manager believes are undervalued or show potential for growth. This investment option carries a high level of investment risk in return for high earnings potential.

      * FIDELITY MAGELLAN FUND: Monies are invested in a wide variety of common and preferred stock from domestic, foreign and multi-national companies of all sizes that offer potential for growth. An investment in this fund carries a high level of investment risk in return for high earnings potential.

      * FIDELITY OVERSEAS FUND: Monies are invested mostly in securities such as stocks and bonds from at least three developed countries outside North America. The value of this fund can be affected by the performance of foreign markets, the changing value of the American dollar and foreign political events. An investment in this fund carries a high level of investment risk in return for high earnings potential.

The changes in net assets of the Plan are allocated to the individual participants' accounts quarterly as provided for in the Plan Agreement.

The Company has the right under the Plan agreement to terminate the Plan. In the event of termination of the Plan, each participant is fully vested and the assets of the Plan shall be distributed to the participants.


3. INVESTMENTS

The current value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                        1996                               1995
                                             ----------------------------        -----------------------
                                               UNITS OR         CURRENT          UNITS OR      CURRENT
                                                SHARES           VALUE            SHARES        VALUE
                                             ----------------------------        -----------------------
   Common Stock of Donaldson Company,
     Inc. (sponsor)                           1,335,527       $12,447,111        480,745     $12,859,929
   Fixed Income Fund                         15,588,405        16,488,480              -               -
   Fidelity Magellan Fund                        62,367         4,448,026              -               -
   Fidelity Contrafund                           85,725         3,215,555              -               -
   Fidelity Equity Income Fund                  505,994        19,683,170        467,112      16,778,665
   IDS Trust Collective Income Fund                   -                 -        267,326      10,374,919
   Capital Trust Company Guaranteed
     Investment Contract Fund                         -                 -        414,034      10,519,378


4. LOANS TO PARTICIPANTS

Under the Plan agreement, a salaried participant may borrow up to 50% of their account balance or $50,000, whichever is less. At July 31, 1996 and 1995, $2,034,683 and $1,635,557, respectively, of loans were outstanding at interest rates varying from 7% to 11.5%.


5. INCOME TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated October 19, 1995 stating that the Plan, as amended, is qualified under Section 401(a) and is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in these financial statements. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


6. TRANSACTIONS WITH PARTIES-IN-INTEREST

During the year ended July 31, 1995, the Plan purchased 90,300 shares of Donaldson Company, Inc. Common Stock on the open market for $2,314,939 and sold 70,300 shares for $1,777,468.

The Plan received $146,561 and $125,305 in Common Stock dividends from Donaldson Company, Inc. for the years ended July 31, 1996 and 1995, respectively.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                 JULY 31
                                                           1996            1995
                                                       -----------      -----------
Net assets available for benefits per the financial
  statements
                                                       $61,776,690      $53,679,675
Amounts allocated to withdrawing participants                    -         (117,743)
                                                       -----------      -----------
Net assets available for benefits per Form 5500        $61,776,690      $53,561,932
                                                       ===========      ===========

The following is a reconciliation of benefits paid to participants reported in the financial statements versus the Form 5500:


                                                                          JULY 31, 1996
                                                                          -------------
   Benefits paid to participants per the financial statements               $1,540,716
   Add amounts allocated to withdrawing participants at July 31, 1996                -
   Less amounts allocated to withdrawing participants at July 31, 1995         117,743
                                                                            ----------
   Benefits paid to participants per the Form 5500                          $1,422,973
                                                                            ==========



                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                 Item 27(a)--Assets Held for Investment Purposes

                                 EIN: 41-0222640
                                   Plan #: 007

                                  July 31, 1996


          IDENTITY OF ISSUE,                                                                            CURRENT
      BORROWER OR SIMILAR PARTY                DESCRIPTION OF INVESTMENT                  COST           VALUE
-----------------------------------------------------------------------------------------------------------------
*Donaldson Company, Inc.                    1,335,527 shares of Common Stock          $ 7,967,404     $12,447,111

 Fixed Income Fund                          15,588,405 units of participation          15,592,873      16,488,480

*Fidelity Magellan Fund                     62,367 units of participation               5,314,417       4,448,026

*Fidelity Contrafund                        85,725 units of participation               3,353,262       3,215,555

*Fidelity Equity Income Fund                505,994 units of participation             15,627,246      19,683,170

*Fidelity Overseas Fund                     33,100 units of participation                 960,798       1,003,253

*Fidelity Managed Income Portfolio Fund     2,300,432 units of participation            2,300,432       2,300,432

Participant loans                           Interest rates vary                                 -       2,034,683
                                                                                      ===========================

  TOTAL ASSETS HELD FOR INVESTMENT                                                    $51,116,432     $61,620,710
                                                                                      ===========================

* Indicates party-in-interest.




                                           Donaldson Company, Inc.
                                      Employees' Retirement Savings Plan

                               Item 27(d)--Schedule of Reportable Transactions

                                               EIN: 41-0222640
                                                 Plan #: 007

                                           Year ended July 31, 1996


      IDENTITY OF PARTY INVOLVED                                 DESCRIPTION OF ASSET
-------------------------------------------------------------------------------------------------

CATEGORY (III)--A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF BEGINNING PLAN ASSETS

*Donaldson Company, Inc. Common Stock                     Purchased 90,300 shares of common stock
                                                             in 35 transactions
                                                          Sold 70,300 shares of common stock in
                                                             21 transactions

 Fixed Income Fund                                        Purchased 462,403 participating units in
                                                             136 transactions
                                                          Sold 6,223,271 participating units in
                                                             137 transactions

*Fidelity Magellan Fund                                   Purchased 70,998 participating units in
                                                             184 transactions
                                                          Sold 8,630 participating units in
                                                             111 transactions

*Fidelity Contrafund                                      Purchased 92,724 participating units in
                                                             169 transactions
                                                          Sold 6,999 participating units in
                                                             74 transactions

*Fidelity Equity Income Fund                              Purchased 150,461 participating units in
                                                             198 transactions
                                                          Sold 123,479 participating units in
                                                             144 transactions

*Fidelity Managed Income Portfolio Fund                   Purchased 3,124,018 participating units in
                                                             170 transactions
                                                          Sold 823,586 participating units in
                                                             130 transactions

There were no category (i), (ii) or (iv) reportable transactions in fiscal 1996.

* Indicates party-in-interest.



                       [WIDE TABLE CONTINUED FROM ABOVE]

                                                                                            CURRENT VALUE
                                                                                             OF ASSET ON
                                                  PURCHASE       SELLING       COST OF       TRANSACTION          NET
                                                   PRICE          PRICE         ASSET            DATE         GAIN (LOSS)
                                                -------------------------------------------------------------------------

*Donaldson Company, Inc. Common Stock           $2,314,939                    $2,314,939      $2,314,939

                                                                $1,777,468     1,064,751       1,777,468      $   712,717


 Fixed Income Fund                                 468,862                       468,862         468,862

                                                                 6,352,962     6,225,263       6,352,962          127,699


*Fidelity Magellan Fund                          6,069,077                     6,069,077       6,069,077

                                                                   693,725       754,660         693,725          (60,935)


*Fidelity Contrafund                             3,625,029                     3,625,029       3,625,029

                                                                   267,915       271,767         267,915           (3,852)


*Fidelity Equity Income Fund                     5,726,081                     5,726,081       5,726,081

                                                                 4,626,067     3,603,986       4,626,067        1,022,081


*Fidelity Managed Income Portfolio Fund          3,124,678                     3,124,678       3,124,678

                                                                   824,246       824,246         824,246                -




         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                             DONALDSON COMPANY, INC. EMPLOYEES'
                             RETIREMENT SAVINGS PLAN
                                   (Name of Plan)


Date: February 3, 1997         By: /s/ Norman C. Linnell
                                   ---------------------
                                     Norman C. Linnell
                                     Secretary


                                 EXHIBIT INDEX

                           ANNUAL REPORT ON FORM 11-K

23 - Consent of Independent Auditors